

05047148

Act: 1934
Section:
Rule: 12(h)-3
Public Availability: 3/8/2005

DC

March 8, 2005

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE

RE: Infiniti Solutions Ltd.
Incoming letter dated March 2, 2005

Based on the facts presented, it is the Division's view that the effectiveness of Infiniti Solutions' registration statement on Form F-1 during fiscal year 2004 would not preclude Infiniti Solutions from utilizing Rule 12h-3 under the Securities Exchange Act of 1934. In reaching this position, we particularly note that no securities were sold pursuant to the registration statement and Infiniti Solutions has withdrawn the registration statement pursuant to Rule 477 under the Securities Act of 1933.

This position is based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach a different conclusion. Further, this response expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Michael Coco
Special Counsel





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 8, 2005

William C. Davisson
Latham & Watkins LLP
135 Commonwealth Drive
Menlo Park, California 94025

Re: Infiniti Solutions Ltd.

Dear Mr. Davisson:

In regard to your letter of March 2, 2005 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

135 Commonwealth Drive
Menlo Park, California 94025
Tel: (650) 328-4600 Fax: (650) 463-2600
www.lw.com

LATHAM&WATKINS LLP

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	Washington, D.C.

March 2, 2005

Michael Coco, Esq.
Special Counsel
Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Infiniti Solutions Ltd. (Commission File Nos. 333-119068 and 000-50959)

Dear Mr. Coco:

On behalf of our client, Infiniti Solutions Ltd., a Singapore corporation (the "Company"), we are requesting, subject to the conditions and based on the facts and circumstances set forth below, that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission concurs in the Company's opinion that the effectiveness of the Company's registration statement on Form F-1 during the fiscal year ending December 31, 2004 would not preclude the Company from utilizing Rule 12h-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), suspending the Company's duty to file periodic reports, including an annual report for the fiscal year ended December 31, 2004, required by Sections 13(a) and 15(d) of the Exchange Act and the rules and regulations adopted thereunder.

Background

On September 16, 2004, the Company filed a registration statement on Form F-1 (the "Form F-1") under the Securities Act of 1933, as amended (the "Securities Act"), relating to a proposed initial public offering of 5,770,000 ordinary shares, US$0.30 par value per share (the "Ordinary Shares"), and thereafter filed a Registration Statement on Form 8-A (the "Form 8-A") registering the Ordinary Shares under Section 12(g) of the Exchange Act. The Company proposed to sell 4,900,000 shares, and selling shareholders proposed to sell 870,000 shares. The Company had previously submitted, and the Staff had reviewed, drafts of the Form F-1 in accordance with the Staff's procedures for confidential review of initial registration statements filed by foreign private issuers. After the Company had filed a pre-effective amendment to the Form F-1 on September 27, 2004 and after the Ordinary Shares had been approved for listing on the Nasdaq National Market upon issuance, both the Form F-1 and the Form 8-A were declared effective by the Staff pursuant to delegated authority on September 29, 2004. On October 7, 2004, however, the Company postponed the public offering due to market conditions. Accordingly, no sales were made or will be made pursuant to the Form F-1. Since the public offering was terminated prior to the pricing of the Ordinary Shares, a prospectus meeting the requirements of Rule 430A under the Securities Act was neither prepared nor filed with the Commission.

All of the Company's outstanding Ordinary Shares are held by 20 persons located in Singapore, the United States, the United Kingdom, and the British Virgin Islands. There are six (6) shareholders resident in the United States. Each of the current shareholders acquired their Ordinary Shares in private transactions exempt from registration under Section 5 of the Securities Act during the period from July 12, 2001 to October 30, 2003.

On February 9, 2005, the Company requested withdrawal of the Form F-1 pursuant to Rule 477 under the Securities Act. On February 9, 2005, the Company filed a Form 15 to terminate the registration of its Ordinary Shares under the Exchange Act. On February 17, 2005, the Commission issued an order granting the withdrawal of the Form F-1.

Upon the termination of its Exchange Act reporting obligations under Section 12, the Company immediately will become subject to reporting obligations under 15(d) of the Exchange Act, which make the periodic reporting requirements of Section 13 applicable to any issuer that has filed a registration statement that has become effective under the Securities Act. Although Rule 12h-3 provides that these requirements are suspended immediately upon the filing of a Form 15 by any issuer with respect to a class of securities of a foreign private issuer held of record by less than 300 persons resident in the United States, Rule 12h-3(c) states that the rule is not available in the fiscal year in which the registration statement became effective.

Discussion

The Company respectfully submits that neither Section 15(d) nor Rule 12h-3(c) should be interpreted to require the Company to file periodic reports under Section 13(a) merely because the Form F-1 became effective in 2004.

The Commission has stated that "the purpose of [periodic reporting under] Section 15(d) is to assure a stream of current information about an issuer for the benefit of purchasers in the registered offering, and for the public, in situations where Section 13 of the Exchange Act would not otherwise apply." Exchange Act Release No. 34-20263 (Oct. 5, 1983) (the "Release"). In the Release, the Commission stated that the Rule 12h-3(c) limitation with respect to the fiscal year in which a registration statement under the Securities Act becomes effective "is in keeping with the philosophy reflected in Section 15(d) of the Exchange Act that generally the investing public should have available complete information about the issuer's activities at least through the end of the year in which it makes a registered offering." *Id.*

Although the Form F-1 was declared effective, the Company's initial public offering was not completed and the Company has requested withdrawal of the Form F-1 pursuant to Rule 477 under the Securities Act and the Form 8-A. The Company's request for withdrawal of the Form F-1 was submitted on February 9, 2005, and the Commission issued an order granting the same on February 17, 2005. No securities of the Company were sold to the public pursuant to the Form F-1 nor are there any public shareholders of the Company. Therefore, the Company has no "investing public" to whom information about its activities through the end of fiscal year 2004 should be made available. Because of the absence of any public shareholders, the policy rationale behind Rule 12h-3(c)'s limitation upon the use of Form 15 for a class of securities for any fiscal year in which a registration statement relating to that class becomes effective under the Securities Act is not applicable.

The Commission further stated in the Release that, "Congress recognized, with respect to Section 15(d), that the benefits of periodic reporting by an issuer might not always be commensurate with the burdens imposed ... ." *Id.* The burdens imposed on the Company under Rule 12h-3 clearly outweigh the benefits. The preparation and filing of periodic reports would impose a financial burden on the Company and would involve significant management efforts. Since the Company has no public shareholders as a result of the registered public offering or otherwise, the investing public would derive no benefit from requiring the Company to file any periodic reports under the Exchange Act.

The Staff has repeatedly recognized in circumstances substantially similar to those of the Company (*i.e.*, where no securities were sold pursuant to an effective registration statement and the issuer withdrew its registration statement pursuant to Rule 477 under the Securities Act), that a literal reading of Rule 12h-3(c) is not justified by public policy considerations, and accordingly has taken a no-action position similar to that requested herein. *See, e.g.,* Synetics Solutions, Inc., 2004 WL 2365043 (avail. Oct. 15, 2004); ATX Group, Inc., 2004 SEC No-Act. LEXIS 787 (avail. Oct. 15, 2004); Engenio Information Technologies, Inc., 2004 WL 2152288 (avail. Sept. 13, 2004); NOMOS Corporation, 2002 WL 31626922 (avail. Nov. 12, 2002); Medco Health Solutions, Inc., 2002 SEC No-Act. LEXIS 699 (avail. Aug. 13, 2002); NeoGenesis Pharmaceuticals, Inc. 2002 SEC No-Act. LEXIS 311 (avail. Apr. 1, 2002); OMP, Inc., 2001 SEC No-Act. LEXIS 442 (avail. Apr. 2, 2001); OMP, Inc., 2001 SEC No-Act. LEXIS (avail. Apr. 2, 2001); Enfinity Corporation, 1998 SEC No-Act. LEXIS 1012 (avail. Nov. 30, 1998); Coral Systems, Inc., 1997 SEC No-Act. LEXIS 481 (avail. Mar. 31, 1997); Vandalia National Corporation, 1995 SEC No-Act. LEXIS 475 (avail. Apr. 21, 1995); Flushing Financial Corporation, 1995 SEC No-Act. LEXIS 447 (avail. Apr. 7, 1995); Professional Medical Products, Inc., 1994 SEC No-Act. LEXIS 539 (avail. June 3, 1994); Central Point Software, Inc., 1992 SEC No-Act. LEXIS 842 (avail. Aug. 7, 1992); CareNetwork, Inc. 1991 SEC No-Act. LEXIS 128 (avail. Jan. 30, 1991); Bizmart, Inc., 1991 SEC No-Act. LEXIS 914 (avail. Jul. 23, 1991); York International Corp., 1990 SEC No-Act. LEXIS 621 (avail. Mar. 30, 1990); AIA Services Corporation, 1990 SEC No-Act. LEXIS 175 (avail. Feb. 6, 1990).

Conclusion

Based on the foregoing, the Company respectfully requests that the Staff concur in the Company's opinion that the Company may utilize Rule 12h-3 to suspend the Company's duty to file periodic reports under the Exchange Act. Simply put, with no investing public, no one is benefited from requiring the Company to file periodic reports required under the Exchange Act. In contrast, the burden of compliance and reporting obligations on the Company would be substantial. Alternatively, we request that the Staff not recommend enforcement action to the Commission if the Company does not file periodic reports under the Exchange Act. If the Staff is unable to concur or to take a no-action position, we request that the Staff consider this an application for an exemption to file periodic reports.

In accordance with Securities Act Release No. 33-6269 (available December 5, 1980), seven additional copies of this letter are enclosed. Please call the undersigned at (650) 463-2660 or John Huber of this firm at (202) 637-2242.

Sincerely,



William C. Davisson
of LATHAM & WATKINS LLP

cc: John J. Huber, Latham & Watkins LLP